Exhibit 12

XL CAPITAL
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS
(U.S. dollars in thousands)

				Re-presented	Re-presented

	Yr End	Yr End	Yr End	Yr End	Yr End
	31 -Dec	31 -Dec	31 -Dec	31 -Dec	31 -Dec
	2006	2005	2004	2003	2002

Earnings:
Pre-tax income (loss) from continuing operations	$1,626,722	$(1,416,752)	$994,978	$324,576	$394,370
Fixed charges	603,332	457,533	341,967	286,935	209,343
Distributed income of equity investees	84,203	41,669	152,701	124,888	23,335

Subtotal	2,314,257	(917,550)	1,489,646	736,399	627,048
Less: Minority interest	25,016	8,210	8,387	9,264	13,371
Preference share dividend	40,322	40,322	40,321	40,321	9,620

Total Earnings (Loss)	$2,248,919	$(966,082)	$1,440,938	$686,814	$604,057

Fixed Charges:
Interest costs	$202,222	$176,106	$143,647	$110,179	$113,060
Accretion of deposit liabilities	350,053	227,743	148,587	123,750	77,382
Rental expense at 30% (1)	10,735	13,362	9,412	12,685	9,281

Total Fixed charges	$563,010	$417,211	$301,646	$246,614	$199,723

Preference share dividends	40,322	40,322	40,321	40,321	9,620

Total fixed charges and pref dividends	$603,332	$457,533	$341,967	$286,935	$209,343

Ratio of Earnings to Fixed Charges	4.0	(2.3)	4.8	2.8	3.0

Ratio of Earnings to Fixed Charges & Preference
Dividends	3.7	(2.1)	4.2	2.4	2.9

Deficiency - fixed charges only	N/A	$1,383,293	N/A	N/A	N/A

Deficiency - fixed charges and preference dividends (2)	N/A	$1,423,615	N/A	N/A	N/A

Notes

(1)	30% represents a reasonable approximation of the interest factor.
(2)	For the year ended December 31, 2005, earnings were insufficient to cover fixed charges by $1,423.6 million.